Total # of Pages: 50
Total # of Exhibits: 7
Exhibit Index: Pgs 2-3

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5-1-04



04028467

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

MAY 11 2004

For the month of May 2004 (Third Filing)

Commission File Number: 0-28800

Durban Roodepoort Deep, Limited
(Translation of registrant's name into English)

PROCESSED
MAY 13 2004
THOMSON FINANCIAL

45 Empire Road, Parktown, Johannesburg South Africa, 2193
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): **X**

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....   No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

45448758.1

Attached to the Registrant's Form 6-K Filing for the month of May 2004, and incorporated by reference herein, are:

Exhibit No.	Description	Page
1.	(i) the Registrant's application to the JSE, dated March 3, 2004, relating to the listing of 30,667 new ordinary shares, (ii) the confirmation letter from the JSE, dated March 8, 2004 relating to the listing of 30,667 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 30,667 ordinary shares.	6
2.	(i) the Registrant's application to the JSE, dated March 11, 2004, relating to the listing of 10,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated March 12, 2004 relating to the listing of 10,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 10,000 ordinary shares.	15
3.	(i) the Registrant's application to the JSE, dated March 19, 2004, relating to the listing of 7,500 new ordinary shares, (ii) the confirmation letter from the JSE, dated March 24, 2004 relating to the listing of 7,500 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 7,500 ordinary shares.	23
4.	(i) the Registrant's application to the JSE, dated March 29, 2004, relating to the listing of 11,200 new ordinary shares, (ii) the confirmation letter from the JSE, dated March 30, 2004 relating to the listing of 11,200 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 11,200 ordinary shares.	31
5.	(i) the Registrant's application to the JSE, dated April 2, 2004, relating to the listing of 18,800 new ordinary shares, (ii) the confirmation letter from the JSE, dated April 2, 2004 relating to the listing of 18,800 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 18,800 ordinary shares.	39

6. Notification of Dealing in Securities by Directors of Listed Company relating to Mr. Mark Michael Wellesley-Wood's purchase of 5,000 ordinary shares of the Registrant at a price of R18.70 on May 3, 2004 and 5,000 ordinary shares of the Registrant at a price of R18.80 on May 3, 2004. 48

7. Notification of Dealing in Securities by Directors of Listed Company relating to Mr. Ian Louis Murray's purchase of 10,000 ordinary shares of the Registrant at a price of R18.00 on May 6, 2004. 50

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP, LIMITED

By: 
Andrea Townsend
Company Secretary

Dated: May 10, 2004

5

Exhibit 1

6



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2004 03 03

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 30 667 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

No. of Shares	Issue Price:
1 500	4.52
19 750	4.52
7 500	4.52
1 917	4.52

The new ordinary shares are to be listed on 03 March 2004 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	231 938 861 ordinary no par value Shares
Stated Capital Account:	R3 178 958 041.63

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	231 969 528 ordinary no par value shares
Stated Capital Account:	
Balance B/F	R3 178 958 041.63
This issue	R 138 614.84
Total	R3 179 096 656.47

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 03 March 2004.

Block listing calculation:

Balance b/f	R10 916 857.13
This issue	R 138 614.84
Balance available	R10 778 242.29

Yours faithfully



Director



Secretary

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

03/03/04

DATE

9


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

8 March 2004
REF: MR/tm/10919

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 3 March 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 9 March 2004 in respect of 30 667 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R3 179 096 656-47 divided into 231 969 528 ordinary shares of no par value.

A balance of R10 916 857-13 has been brought forward from your previous application dated 13 February 2004. The issue price of the shares which are the subject of this application is R138 614-84 which leaves a balance of R10 778 242-29 to your credit for any future applications.

Yours faithfully



D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Colin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 03-03-2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD	500 000	Cum-Pef	0-10	500 000-00
Total	Total			Total	R 500 000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 09-03-2004

Name of company Durban Roodepoort Deep, Limited

Postal address P. O. Box 390
Maraisburg
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2004-03-17

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

NAME	NO OF SHARES	ISSUE PRICE
R Oosthuizen	1 500	R4.52
B Enslin	19 750	R4.52
G Gavin	7 500	R4.52
D Reeve	1 917	R4.52

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
231 938 861	ORD	①	②	500 000	Cum Pref	0-10	500 000-00
Total 231 938 861		Total	R	Total		Total	R 500 000-00

① 13,70601729 ②③ 3178 958041-63

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500 000-00

Stated capital R 3178 958041-63

Premium account R

Total issued capital R 3179 458041-63

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
1500	ORD	R 4-52	R 6780			R	R	R
19750	ORD	4-52	89270					
7500	ORD	4-52	33900					
1917	ORD	4-52	8664-84					
Total 30667		Total	R 138 614-84	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

Shares issue i.T.O Employee Share Options

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
	See attached	LIST	

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
231969528	ORD	(1)	(2)	5000 000	Cum Pref	0-10	—	—	500 000-00
Total 231969528		Total	R	Total			Total	R	500 000-00

(1) 13,70480288 (2)/(3) 3179 096 656-47

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000-00

State capital R 3179 096 656-47

Premium account R

Total issued capital R 3179 596 656-47

Certified correct.

Date 09-03-2014 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

Balance B/F	3178 958 041-63
This issue	138 614-84
	3179 096 656-47

Exhibit 2

15



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2004 03 11

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 10 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

No. of Shares	Issue Price:
10 000	7.26

The new ordinary shares are to be listed on 11 March 2004 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	231 969 528 ordinary no par value Shares
Stated Capital Account:	R3 179 096 656.47

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

16

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	231 979 528 ordinary no par value shares
Stated Capital Account:	
Balance B/F	R3 179 096 656.47
This issue	R 72 600.00
Total	R3 179 169 256.47

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 11 March 2004.

Block listing calculation:

Balance b/f	R10 778 242.29
This issue	R 72 600.00
Balance available	R10 705 642.29

Yours faithfully

R. P. Hume

Director

Secretary

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

11-03-04

DATE

18


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

12 March 2004
REF: MR/jvdm/10965

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 11 March 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 15 March 2004 in respect of 10 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R3 179 169 256-47 divided into 231 979 528 ordinary shares of no par value.

A balance of R10 778 242-29 has been brought forward from your previous application dated 3 March 2004. The issue price of the shares which are the subject of this application is R72 600-00 which leaves a balance of R10 705 642-29 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Colin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 11-03-2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD	5 000 000	Cum-Pref	0-10	500 000-00
Total	Total			Total	R 500 000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 16-03-2004

Name of company Durban Roodepoort Deep, Limited

Postal address P. O. Box 390
Maraisburg
1700

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Date of receipt by Registrar of Companies
2004-03-17
Date stamp of companies Registration Office
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
231 969 528	ORD	(1)	(2)	5 000 000	Cum Pref	0-10	500 000-00
Total 231 969 528		Total	R	Total		Total	R 500 000-00

(1) 13,70480288 (2) (3) 3179096656-47

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500 000-00

Stated capital R 3179096656-47

Premium account R

Total issued capital R 3179596656-47

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
10 000	ORD	7-21	72600					
Total 10 000		Total	R 72600	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

Shares issue i.t.o Employee Share Options

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
231 979 528	ORD	①	②	5000 000	Cum Pref	0-10	—	—	500 000-00
Total 231 979 528		Total	R	Total				Total R	500 000-00

① 13170452506 ② ③ 3179169256-47

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000-00

State capital R 3179 169 256-47

Premium account R

Total issued capital R 3179 669 256-47

Certified correct.

Date 16-03-2004 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

Balance B/F	3179 096 656-47
This issue	72600 00
	3179 169 256-47

Exhibit 3



DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2004 03 19

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 7 500 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

No. of Shares	Issue Price:
7 500	16.86

The new ordinary shares are to be listed on 19 March 2004 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	231 979 528 ordinary no par value Shares
Stated Capital Account:	R3 179 169 256.47

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman); J L Murray (Chief Executive Officer and Chief Financial Officer);
D C Baker * *; D J M Blackmur* *; G C Campbell *; R P Hume; M P Ncholo; Alternate: A Lubbe; D T van der Mescht
Company Secretary: A J Townsend

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	231 987 028 ordinary no par value shares
Stated Capital Account:	
Balance B/F	R3 179 169 256.47
This issue	R 126 450.00
Total	R3 179 295 706.47

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 19 March 2004.

Block listing calculation:

Balance b/f	R10 705 642.29
This issue	R 126 450.00
Balance available	R10 579 192.29

Yours faithfully

R P [signature]
....
Director

[signature]
....
Secretary

....
Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

19/03/04

DATE


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

24 March 2004
REF: NM/tm/11033

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 19 March 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 25 March 2004 in respect of 7 500 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R3 179 295 706-47 divided into 231 987 028 ordinary shares of no par value.

A balance of R10 705 642-29 has been brought forward from your previous application dated 11 March 2004. The issue price of the shares which are the subject of this application is R126 450-00 which leaves a balance of R10 579 192-29 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Colin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company Durban Roodepoort Deep Limited

1. Date of allotment of shares 19-03-2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD	5000 000	Cum-Pref	0-10	500 000-00
Total	Total			Total	R 500 000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 05-04-2004

Name of company Durban Roodepoort Deep, Limited

Postal address P.O. Box 390
Maraisburg
1700

REGISTRATEUR VAN MAATSKAPPYE EN VAN Date of receipt by Registrar of Companies

2004-04-06

Date stamp of Companies Registration Office

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
231979528	ORD	(1)	(2)	5000 000	Cum Pref	0-10	500 000-00
Total 231979528		Total	R	Total		Total	R 500 000-00

(1) 13,70452506 (2) (3) 3179 169 256-47

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500 000-00

Stated capital R 3179 169 256-47

Premium account R

Total issued capital R 3179 669 256-47

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
7500	ORD	16-86	126450					
Total 7500		Total	R 126450	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) Shares issue i.t.o Employee Share options

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
S. J Celliers	45 Empire Road	[illegible]	ORD

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
231987028	ORD	①	②	5000 000	Cum Pref	0-10	—	—	500 000-00
Total 231987028		Total	R	Total			Total	R	500 000-00

① 13,70462707 ② ③ 3179 295 706-47

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ______ R 500 000-00

State capital ______ R 3179 295 706-47

Premium account ______ R ______

Total issued capital ______ R 3179 795 706-47

Certified correct.

Date 05-04-2004 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

Balance B/F	3179 169 256-47
This issue	126 450-00
	3179 295 706-47

Exhibit 4



DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2004 03 29

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 11 200 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

No. of Shares	Issue Price:
1 200	7.26
10 000	4.52

The new ordinary shares are to be listed on 29 March 2004 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	231 987 028 ordinary no par value Shares
Stated Capital Account:	R3 179 295 706.47

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	231 998 228 ordinary no par value shares
Stated Capital Account:	
Balance B/F	R3 179 295 706.47
This issue	R 53 912.00
Total	R3 179 349 618.47

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 29 March 2004.

Block listing calculation:

Balance b/f	R10 579 192.29
This issue	R 53 912.00
Balance available	R10 525 280.29

Yours faithfully



Director



Secretary

....

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

29-03-2004

DATE



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

30 March 2004
REF: MR/tm/11079

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 29 March 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 31 March 2004 in respect of 11 200 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R3 179 349 618-47 divided into 231 998 228 ordinary shares of no par value.

A balance of R10 579 192-29 has been brought forward from your previous application dated 19 March 2004. The issue price of the shares which are the subject of this application is R53 912-00 which leaves a balance of R10 525 280-29 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Colin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 29-03-2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD	5000 000	Cum-Pref	0-10	500 000-00
Total	Total			Total	R 500 000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 05-04-2004

Name of company Durban Roodepoort Deep, Limited

Postal address P.O. Box 390
Maraisburg
1700

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Date of receipt by Registrar of Companies

2004 -04- 06

Date stamp of companies Registration Office

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
281 987 028	ORD	①	②	5000 000	Cum Pref	0-10	500 000-00
Total 281 987 028		Total	R	Total		Total	R 500 000-00

① 13,70462707 ② ③ 3179 295 706-47

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500 000-00

Stated capital R 3179 295 706-47

Premium account R

Total issued capital R 3179 795 706-47

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
1 200	ORD	7-26	8712					
10 000	ORD	4-52	45200					
Total 11 200		Total	R 53912	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) Shares Issued To Employee Share options

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
[illegible]	[illegible]	[illegible]	[illegible]

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
231 998 228	ORD	(1)	(2)	500 000	Cum Pref	0-10	–	–	500 000-00
Total 231 998 228		Total	R	Total			Total	R	500 000-00

(1) 13,70419785 (2) (3) 3179 349 618-47.

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000-00

State capital R 3179 349 618-47

Premium account R

Total issued capital R 3179 849 618-47

Certified correct.

Date 05-04-2004 Signature [signature]
~~Director/Manager/~~Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

Balance B/F	3179 295 706-47
This issue	53 912-00
	3179 349 618-47

38

Exhibit 5

39



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2004 04 02

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 18 800 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

No. of Shares	Issue Price:
3 800	7.26
10 000	4.52
5 000	6.49

The new ordinary shares are to be listed on 02 April 2004 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	231 998 228 ordinary no par value Shares
Stated Capital Account:	R3 179 349 618.47

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	232 017 028 ordinary no par value shares
Stated Capital Account:	
Balance B/F	R3 179 349 618.47
This issue	R 105 238.00
Total	R3 179 454 856.47

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 02 April 2004.

Block listing calculation:

Balance b/f	R10 525 280.29
This issue	R 105 238.00
Balance available	R10 420 042.29

Yours faithfully



Director



Secretary

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

02-04-2004

DATE


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

2 April 2004
REF: MR/jvdm/11137

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 2 April 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 5 April 2004 in respect of 18 800 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R3 179 454 856-47 divided into 232 017 028 ordinary shares of no par value.

A balance of R10 525 280-29 has been brought forward from your previous application dated 29 March 2004. The issue price of the shares which are the subject of this application is R105 238-00 which leaves a balance of R10 420 042-29 to your credit for any future applications.

Yours faithfully



D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Colin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1895/000926/06

Name of company Durban Roodepoort Deep,

1. Date of allotment of shares 02-04-2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD	5000 000	Cum-Pref	0-10	500 000-00
Total	Total			Total	R 500 000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 05-04-2004

Name of company Durban Roodepoort Deep, Limited

Postal address P. O Box 390

Maraisburg

1710

REGISTRATEUR VAN MAATSKAPPYE EN [illegible]
Date of receipt by Registrar of Companies

2004 -04- 06

Date stamp of companies Registration Office

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

W Hatton-Jones	3 800	7.26
W Hatton-Jones	10 000	4.52
C M Symons	5 000	6.47

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
231998228	ORD	(1)	(2)	5000 000	Cum Pref	0-10	500 000-00
Total 231 998 228		Total	R	Total		Total	R 500 000-00

(1) 13,7041978S (2) (3) 3179 349 618-47

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500 000-00

Stated capital R 3179 849 618-47

Premium account R

Total issued capital R 3179 849 618-47

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
3800	ORD	7-26	27588					
10 000	ORD	4-52	45200					
5000	ORD	6-49	32450					
Total 18 800		Total	R 105238	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

Shares Issue I.T.O Employee Share options

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
232 017 028	ORD	(1)	(2)	500 000	Cum Pref	0-10	—	—	500 000-00
Total 232 017 028		Total	R	Total			Total	R	500 000-00

(1) 13,703 ~~88442~~ 54
(2) (3) 3179 454 856-47

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ______ R 500 000-00

State capital ______ R 3179 454 856-47

Premium account ______ R ______

Total issued capital ______ R 3179 954 856-47

Certified correct.

Date 05-04-2004 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

Balance B/F	3179 349 618-47
This issue	105 238-00
	3179 454 856-47

Exhibit 6

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE000015079)
(ARBN number: 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD")

In compliance with Rules 3.63 to 3.74 of the Listings Requirements of the JSE Securities Exchange South Africa ("JSE"), the following information is disclosed:

DEALING IN SECURITIES BY DIRECTOR

Surname: Wellesley-Wood
First Name: Mark Michael
Designation: Director

Date of transaction: 03 May 2004
Price: R18.70
Amount: 5 000
Aggregate value: R93 500
Class: Ordinary
Interest: Direct, Beneficial

Date of transaction: 03 May 2004
Price: R18.80
Amount: 5 000
Aggregate value: 94 000
Class: Ordinary
Interest: Direct, Beneficial

Nature: Mr Wellesley-Wood has purchased 10 000 ordinary shares, which constitute approximately 7.95% of his total shareholding and approximately 0.98% of his total entitlement.

In line with DRD corporate governance principles and in terms of Rule 3.66 of the Listings Requirements of the JSE prior clearance to deal in the above securities has been obtained from the Chairman of the Remuneration Committee of DRD.

The above trade was completed outside of a closed period.

Johannesburg
05 May 2004

Sponsor
Standard Bank

Exhibit 7

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE000015079)
(ARBN number: 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD")

In compliance with Rules 3.63 to 3.74 of the Listings Requirements of the JSE Securities Exchange South Africa ("JSE"), the following information is disclosed:

DEALING IN SECURITIES BY DIRECTOR

Surname:	Murray
First Name:	Ian Louis
Designation:	Director
Date of transaction:	06 May 2004
Price:	R18.00
Amount:	10 000
Aggregate value:	R180 000
Class:	Ordinary
Interest:	Direct, Beneficial

Nature: Mr Murray has purchased 10 000 ordinary shares, which constitute approximately 1.95% of his total shareholding and approximately 1.26% of his total entitlement.

In line with DRD corporate governance principles and in terms of Rule 3.66 of the Listings Requirements of the JSE prior clearance to deal in the above securities has been obtained from the Chairman of the Remuneration Committee of DRD and the Chairman of the DRD Board.

The above trade was completed outside of a closed period.

Johannesburg
7 May 2004

Sponsor
Standard Bank